UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Addition of a new first-tier subsidiary and a second-tier subsidiary

On May 31, 2016, KB Financial Group Inc. (“KB Financial Group”) disclosed that it added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a first-tier subsidiary and Hyundai Savings Bank Co., Ltd. (“Hyundai Savings Bank”) as a second-tier subsidiary.

•	Key details of the new first-tier subsidiary are as follows:

1.	Information regarding the new first-tier subsidiary:

A.	Company name: Hyundai Securities Co., Ltd.

B.	Primary area of business: Financial investment services

C.	Key financial figures as of December 31, 2015:

•	Total Assets (KRW): 23,779,133 million

•	Total Liabilities (KRW): 20,477,159 million

•	Total Stockholders’ Equity (KRW): 3,301,974 million

•	Capital Stock (KRW): 1,183,063 million

2.	Date of addition: May 31, 2016 (the date of the purchase of shares)

3.	Total number of first-tier subsidiaries of KB Financial Group after the addition of Hyundai Securities as a first-tier subsidiary: 13

•	Key details of the new second-tier subsidiary are as follows:

1.	Information regarding the new second-tier subsidiary:

A.	Company name: Hyundai Savings Bank Co., Ltd.

B.	Primary area of business: Savings bank

C.	Key financial figures as of December 31, 2015:

•	Total Assets (KRW): 1,315,474,389,676

•	Total Liabilities (KRW): 1,120,517,132,288

•	Total Stockholders’ Equity (KRW): 194,957,257,388

•	Capital Stock (KRW): 278,000,000,000

2.	Date of addition: May 31, 2016

3.	Total number of affiliated companies after the addition of Hyundai Securities and Hyundai Savings Bank (including KB Financial Group): 32

4.	Other relevant information:

-	With the addition of Hyundai Securities as a first-tier subsidiary of KB Financial Group, Hyundai Savings Bank was added as a second-tier subsidiary of KB Financial Group. Pursuant to the Financial Holding Company Act, KB Financial Group is preparing to file a report regarding the inclusion of Hyundai Asset Management Co., Ltd., Hyundai Securities America Inc. (US branch), Hyundai Securities Asia Ltd. (Hong Kong branch), Hyundai-Tongyang Agrifood Private Equity Fund, Keystone-Hyundai Securities No. 1 Private Equity Fund, AQG Capital Management Pte. Ltd. (Singapore), Hyundai Able Investments Pte. Ltd. (Singapore), Able Quant Asia Pacific Feeder Fund (T.E.) Limited and Able Quant Asia Pacific Master Fund Limited as second-tier, third-tier and fourth-tier subsidiaries of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 31, 2016	By:	/s/ Jungsoo Huh
(Signature)
	Name:	Jungsoo Huh
	Title:	Senior Managing Director